EXHIBIT 8.1

LIST OF SUBSIDIARIES

OF

FBS GLOBAL LIMITED

Name	Jurisdiction

Success Elite Developments Limited	British Virgin Islands
Finebuild Systems Pte. Ltd.	Singapore
Bright Bless Development Limited	British Virgin Islands
EFMK Supplies Limited	Hong Kong